                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ----------------------

                                      FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                               FOREST  OIL  CORPORATION
--------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)



               NEW YORK                                 25-0484900
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



1600 BROADWAY-SUITE 2200
DENVER, COLORADO                                           80202
----------------------------------------    ------------------------------------
(Address of principal executive offices)                 (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
        -------------


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                Name of each exchange on which
        To be so registered                each class is to be registered
        -------------------                ------------------------------
    Common Stock, $.10 Par Value              New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    Forest Oil Corporation (the "Company") is authorized to issue 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), 10,000,000 shares of preferred stock, par value $.01 per share, which shares of preferred are classified into two classes; 2,650,000 shares of junior preferred stock, par value $.01 per share and 7,350,000 shares of senior preferred stock, par value $.01 per share. The Company has one class of common equity securities outstanding, the Common Stock. On September 30, 1997, 1,429,660 shares of Common Stock were reserved for issuance upon the exercise of stock options. As of September 30, 1997, 36,313,473 shares of Common Stock were held by 1,679 recordholders. Holders of the Common Stock are not entitled to any preemptive rights with respect to issuances of capital stock of the Company.

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the common shareholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any preferred stock of the Company that from time to time may be outstanding.

    In the event of dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any preferred stock of the Company that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are fully paid and nonassessable.

    The only restrictions on the Company's present or future ability to pay dividends are (i) the provisions of the New York Business Corporation Law ("NYBCL"), (ii) certain restrictive provisions in the Indenture executed in connection with the Company's 8 3/4% Senior Subordinated Notes due 2007, and
(iii) the Company's Second Amended and Restated Credit Agreement dated January 31, 1997, as amended, with The Chase Manhattan Bank ("Chase"), as agent for a group of banks (the "Credit Facility"), under which the Company is restricted in amounts it may pay as dividends (other than dividends payable in Common Stock).

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

    ANTI-TAKEOVER PROVISIONS. Certain provisions in the Company's Restated Certificate of Incorporation and By-laws, the Company's shareholders' rights plan and executive severance agreements may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts.

    CLASSIFIED BOARD OF DIRECTORS. The Company's By-laws provide that the Board of Directors is divided into four classes as nearly equal in number as possible, with each class having not less than three members, whose four year terms of office expire at different times in annual succession. Presently the number of directors is fixed at 11. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

    BLANK CHECK PREFERRED STOCK. The Company's Restated Certificate of Incorporation authorizes the issuance of blank check preferred stock. The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

    SHAREHOLDERS' RIGHTS PLAN. In October 1993, the Board of Directors adopted a shareholders' rights plan (the "Plan") and entered into the Rights Agreement. The Company issued a dividend of a preferred stock purchase right (the "Rights") on each outstanding share of Common Stock of the Company, which, after the Rights become exercisable, entitles the holder to purchase 1/100th of a share of a newly issued series of the Company's preferred stock at a purchase price of $30 per 1/100th of a preferred share, subject to adjustment. The Rights expire on October 29, 2003 unless extended or redeemed earlier. The Rights will become exercisable (unless previously redeemed or the expiration date of the rights has occurred) following a public announcement that a person or group (an "Acquiring Person") has acquired 20% or more of the Common Stock or has commenced (or announced an intention to make) a tender offer or exchange offer for 20% or more of the Common Stock. In certain circumstances each holder of Rights (other than an Acquiring Person) would have the right to receive, upon exercise (i) shares of Common Stock having a value significantly in excess of the exercise price of the Rights, or (ii) shares of Common Stock of an acquiring company having a value significantly in excess of the exercise price of the Rights.

    EXECUTIVE SEVERANCE AGREEMENTS. The Company has entered into executive severance agreements (the "Executive Severance Agreements") with certain executive officers, including the persons listed under "Management." The Executive Severance Agreements provide for severance benefits for termination without cause and for termination following a "change of control" of the Company. Under the Executive Severance Agreements, a "change of control" of the Company would be deemed to occur if, (i) the Company is not the surviving entity in any merger, consolidation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company); (ii) the Company sells, leases or exchanges all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of the Company); (iii) the Company is dissolved and liquidated; (iv) any person or entity, including a "group" as contemplated by
Section 13(d)(3) of the Securities Exchange Act of more than 40% of the outstanding shares of the Company's voting stock (based upon voting power); or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election cease to constitute a majority of the Board of Directors.

ITEM 2.  EXHIBITS

    1. Copies of all constituent instruments defining the rights of holders of the Common Stock will be supplied to the New York Stock Exchange.

                                      SIGNATURES



    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Forest Oil Corporation



                                       By /s/ Donald H. Stevens
                                         ---------------------------------
                                         Donald H. Stevens
                                         Vice President-Capital Markets &
                                         Strategic Initiatives




Dated:  October 20, 1997